

Mail Stop 3720

July 16, 2009

Mr. William Abbott
President and Chief Executive Officer
Crown Media Holdings, Inc.
12700 Ventura Boulevard, Suite 200
Studio City, California 91604

> **RE: Crown Media Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 5, 2009 (as amended April 30, 2009)**
> **File No. 000-30700**

Dear Mr. Abbott:

We have reviewed your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Management's Discussion and Analysis of Results of Operations and Financial
Condition,
Current Challenges and Developments, page 25

1.  We note that you disclose that you entered into agreements representing
    approximately 51% of your inventory for the last quarter of 2008 and the first
    three quarters of 2009. Tell us if the current economic environment had any
    impact on the volume of the amount of your inventory that you normally enter
    into contracts for or if the 51% is consistent with prior years. Further we note
    on page 33 that you disclose that you have experienced a softening of
    advertising rates. Reconcile the statements that you attained a 7% increase in
    this upfront inventory sold with the decreases experienced in the scatter and
    direct response markets.

2.  In future filings, please disclose, in a separately-captioned section, your off-
    balance sheet arrangements that have or are reasonably likely to have a
    current or future effect on your financial condition, changes in financial
    condition, revenues or expenses, results of operations, liquidity, capital
    expenditures or capital resources that is material to investors. See Item
    303(a)(4) of Regulation S-K.

Long-Lived Assets, page 29

3.  We note that goodwill accounted for 46% of total assets as of December 31,
    2008. We note that as a result of your impairment test of your reporting units
    as of November 30, 2008, you determined that your goodwill balance was not
    impaired. In light of the significance of your goodwill balance, we expect
    robust and comprehensive disclosure in your critical accounting policies
    regarding your impairment testing policy. This disclosure should provide
    investors with sufficient information about management's insights and
    assumptions with regard to the recoverability of goodwill. Specifically, we
    believe you should provide the following information:

    - Provide a more detailed description of the steps you perform to review
      goodwill for recoverability.

    - Disclose a breakdown of your goodwill balance as of December 31, 2008
      by reporting unit.

    - Disclose any changes to your reporting units or allocations of goodwill by
      reporting unit and the reasons for such changes.

- Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis.  Since you utilize the discounted cash flow approach you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums.  In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

  o Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

  o Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

  o In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

- Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

    For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Cost of Services, page 34

4. We note that you have experienced negative film amortization in the fiscal years ending 2007 and 2008.  Tell us how this liability is assessed and the reasons that you have incurred volatile changes in the liability.

5. We note that you have entered into agreements in the third quarter to amend significant programming agreements which added programs and deferred certain payments for programming content to periods beyond 2008.  Tell us more details of the amendments, including how you accounted for these changes.

Item 13.  Certain Relationships and Related Transactions and Director Independence, page 53

6.  In future filings, describe your policies and procedures for the review, approval or ratification of transactions with related persons and provide a statement as to whether such policies and procedures are in writing and if not, how such policies and procedures are evidenced.  See Item 404(b) of Regulation S-K.

8. Leases, page F-26

7.  Please clarify your disclosure and tell us whether or not you have recorded an expense for the reduced rent charged by Hallmark Cards.

11. Related Party Transactions,

Trademark Agreement with Hallmark Cards, page F-36

8.  Tell us how you accounting for the trademark licensing agreement.

Form 10-K/A for the year ended December 31, 2008

Item 11.  Executive Compensation, page 6

Compensation Discussion and Analysis, page 6

Elements of Executive Compensation Packages, page 6

9.  We note your disclosure on page 6 and page 10 of your amended 10-K that the Compensation Committee considers executive compensation at other companies.  To the extent that your Compensation Committee is benchmarking, in future filings, identify all of the companies that you considered for purposes of benchmarking named executive officer compensation.  See Item 402(b)(2)(xiv) of Regulation S-K. Provide more details as to how your compensation committee considered the levels and elements of the benchmarked companies' compensation in determining the various levels and particular elements of your executive compensation.

10. We note your disclosure regarding base salaries and your reference to your discussion of relevant employment agreements.  In future filings, provide additional discussion about whether salaries have been increased from prior years and provide additional analysis on the factors considered by the

Compensation Committee in increasing or decreasing compensation materially.  See Item 402(b)(2)(ix) of Regulation S-K.

11. On page 6 of your amended 10-K, you disclose the types of company performance measures the Compensation Committee used for determining performance-based annual incentive compensation.  We note that you have disclosed the plan targets for some but not all of these performance measures.  For example, we note that you do not disclose the operating cash flow plan target.  In future filings, please disclose all performance targets and threshold levels that must be reached for payment to each named executive officer.  Disclose the extent to which the performance targets were achieved.  See Item 402(b)(2)(v) of Regulation S-K.  If you believe such disclosure would result in competitive harm such that the information could be omitted under Instruction 4 to Item 402(b), please provide in your response letter a detailed explanation for such conclusion. Then, in your future filings, to the extent that you have a sufficient basis to keep the information confidential, expand your discussion as to how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels.  See Instruction 4 to Item 402(b).  Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient.  In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm.  For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Summary Compensation Table, page 12

12. In future filings, disclose all assumptions made in the valuation of awards in the stock and option awards columns of the summary compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis.  See Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.  Provide similar footnote disclosure for the stock awards column of the director compensation table.  See the Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Outstanding Equity Awards at Fiscal Year-End, page 13

13. In future filings, please disclose the vesting dates for the options listed in this table.  Refer to Instruction 2 to Regulation S-K Item 402(f)(2).

\*    \*    \*    \*

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Ivette Leon, Assistant Chief Accountant at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, or me at (202) 551-3257 with any other questions.

Sincerely,

Celeste M. Murphy
Legal Branch Chief